SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

SCHEDULE 13D/A

Under the Securities Exchange Act of 1934

(Amendment No. 3)

LIBERTY BROADBAND CORPORATION

(Name of Issuer)

Series A Common Stock, par value $0.01 per share

Series B Common Stock, par value $0.01 per share

(Title of Class of Securities)

Series A Common Stock: 530307 107

Series B Common Stock: 530307 206

(CUSIP Numbers)

John C. Malone

c/o Liberty Media Corporation

12300 Liberty Boulevard

Englewood, Colorado 80112

(720) 875-5400

(Name, Address and Telephone Number of Person

Authorized to Receive Notices and Communications)

August 6, 2020

(Date of Event Which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of §§240.13d-1(e), 240.13d-1(f) or 240.13d-1(g), check the following box. ☐

Note. Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See Rule 13d-7 for other parties to whom copies are to be sent.

*The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

CUSIP Numbers: Series A common stock: 530307 107

Series B common stock: 530307 206

1.	Names of Reporting Persons I.R.S. Identification Nos. of Above Persons (Entities Only) John C. Malone

2.	Check the Appropriate Box if a Member of a Group (See Instructions)
	(a)	☐
	(b)	☐

3.	SEC Use Only

4.	Source of Funds (See Instructions) OO

5.	Check if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e) ☐

6.	Citizenship or Place of Organization U.S.

Number of Shares Beneficially Owned by Each Reporting Person With	7.	Sole Voting Power Series A Common Stock: 1,268,781 (1), (2), (3), (4) Series B Common Stock: 2,336,663 (1), (5)

	8.	Shared Voting Power Series A Common Stock: 0 (2) Series B Common Stock: 27,171 (6)

	9.	Sole Dispositive Power Series A Common Stock: 1,268,781 (1), (2), (3), (4) Series B Common Stock: 2,336,663 (1), (5)

	10.	Shared Dispositive Power Series A Common Stock: 0 (2) Series B Common Stock: 27,171 (6)

11.	Aggregate Amount Beneficially Owned by Each Reporting Person Series A Common Stock: 1,268,781 (1), (2), (3), (4) Series B Common Stock: 2,363,834 (1), (5), (6)

12.	Check if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions) ☐

13.	Percent of Class Represented by Amount in Row (11) Series A Common Stock: 4.8% (7) Series B Common Stock: 96.4% (7)

14.	Type of Reporting Person (See Instructions) IN

(1)  Includes 25,444 shares of the Issuer’s (as defined below) Series A common stock, $0.01 par value per share (“Series A Common Stock”), and 57,641 shares of the Issuer’s Series B common stock, $0.01 par value per share (“Series B Common Stock”), held in a revocable trust (the “LM Revocable Trust”) with respect to which John C. Malone (“Mr. Malone”) and Mr. Malone’s wife, Mrs. Leslie Malone (“Mrs. Malone”), are trustees. Mrs. Malone has the right to revoke such trust at any time. Mr. Malone disclaims beneficial ownership of the shares held by the LM Revocable Trust.

(2)  Does not include shares of Series A Common Stock issuable upon conversion of shares of Series B Common Stock beneficially owned by Mr. Malone; however, if such shares of Series A Common Stock were included, Mr. Malone would beneficially own, in the aggregate, 3,632,615 shares of Series A Common Stock, and Mr. Malone’s aggregate beneficial ownership of Series A Common Stock, as a series, would be 12.6%, subject to the relevant footnotes set forth herein.

(3)  Includes 153,226 shares of Series A Common Stock pledged by Mr. Malone to Fidelity Brokerage Services, LLC (“Fidelity”), 500,000 shares of Series A Common Stock pledged by Mr. Malone to Bank of America (“BoA”), 25,444 shares of Series A Common Stock pledged by the LM Revocable Trust to Merrill Lynch, Pierce, Fenner & Smith Incorporated (“Merrill Lynch”) and 500,001 shares of Series A Common Stock pledged by Mr. Malone to Merrill Lynch in connection with loan facilities extended by Fidelity, BoA and Merrill Lynch.

(4)  Includes 62,500 shares of Series A Common Stock held by the Malone Family Land Preservation Foundation and 27,610 shares of Series A Common Stock held by the Malone Family Foundation, as to which shares Mr. Malone has disclaimed beneficial ownership.

(5)  Includes 122,649 shares of Series B Common Stock held by a trust (the “CRT”) with respect to which Mr. Malone is the sole trustee and, with his wife, retains a unitrust interest in the CRT.

(6)  Includes 27,171 shares of Series B Common Stock held by two trusts (the “Trusts”) which are managed by an independent trustee and the beneficiaries of which are Mr. Malone’s adult children. Mr. Malone has no pecuniary interest in the Trusts, but he retains the right to substitute assets held by the Trusts. Mr. Malone disclaims beneficial ownership of the shares held by the Trusts.

(7)  For purposes of calculating the beneficial ownership of Mr. Malone, the total number of shares of Series A Common Stock outstanding was 26,495,123 and the total number of shares of Series B Common Stock outstanding was 2,451,119, in each case, as of July 15, 2020, as reported by Liberty Broadband Corporation, a Delaware corporation (the “Issuer”), in its Quarterly Report on Form 10-Q for the quarterly period ended on June 30, 2020, filed with the Securities and Exchange Commission (“SEC”) on July 31, 2020. Each share of Series B Common Stock is convertible, at the option of the holder, into one share of Series A Common Stock. Shares of Series A Common Stock are not convertible at the option of the holder. Each share of Series A Common Stock is entitled to one vote, whereas each share of Series B Common Stock is entitled to ten votes. Accordingly, Mr. Malone may be deemed to beneficially own voting equity securities representing approximately 48.8% of the voting power with respect to the general election of directors of the Issuer, based on the outstanding shares noted above. See Item 5.

SECURITIES AND EXCHANGE COMMISSION

WASHINGTON, D.C. 20549

SCHEDULE 13D/A

(Amendment No. 3)

Statement of

JOHN C. MALONE

Pursuant to Section 13(d) of the Securities Exchange Act of 1934

in respect of

LIBERTY BROADBAND CORPORATION

This statement on Schedule 13D relates to the Series A common stock, par value $0.01 per share (the “Series A Common Stock”), and the Series B common stock, par value $0.01 per share (the “Series B Common Stock” and, together with the Series A Common Stock, the “Common Stock”), of Liberty Broadband Corporation, a Delaware corporation (the “Issuer” or “Liberty Broadband”). The statement on Schedule 13D originally filed with the Securities and Exchange Commission (the “SEC”) by the Reporting Person, Mr. John C. Malone (“Mr. Malone” or the “Reporting Person”), on January 29, 2015, as amended by Amendment No. 1 to the Schedule 13D filed with the SEC on December 17, 2018 and Amendment No. 2 to the Schedule 13D filed with the SEC on June 29, 2020 (collectively, the “Schedule 13D”), is hereby amended and supplemented to include the information set forth herein.

This amended statement on Schedule 13D/A (this “Amendment”) constitutes Amendment No. 3 to the Schedule 13D (the Schedule 13D, as amended by the Amendment, collectively, the “Statement”). Capitalized terms not defined herein have the meanings given to such terms in the Schedule 13D. Except as set forth herein, the Schedule 13D is unmodified.

Item 4. Purpose of the Transaction.

The information contained in Item 4 of the Schedule 13D is hereby amended to add the following information at the end of such Item:

On August 6, 2020, Liberty Broadband and certain of its subsidiaries entered into the Merger Agreement (as defined below) with GCI Liberty, Inc. (“GCI Liberty”) that provides for, among other things, a proposed combination of GCI Liberty and Liberty Broadband as described in Item 6 below. On August 6, 2020, Mr. Malone entered into the Liberty Broadband Voting Agreement (as defined below) with the Issuer as described in Item 6 below, in order to support the proposed Combination (as defined below) and the Exchange Agreement (as defined below) with the Issuer as described in Item 6 below.

The information contained in Item 6 of this Amendment is incorporated herein by reference.

Item 5. Interest in Securities of the Issuer.

Item 5 of the Schedule 13D is amended and restated in its entirety to read as follows:

(a)-(b) Mr. Malone beneficially owns (without giving effect to the conversion of shares of Series B Common Stock into shares of Series A Common Stock) (i) 1,268,781 shares of Series A Common Stock (including (A) 25,444 shares held in a revocable trust with respect to which Mr. Malone and his wife are trustees (the “LM Revocable Trust”), as to which shares Mr. Malone disclaims beneficial ownership, and (B) 62,500 shares held by the Malone Family Land Preservation Foundation and 27,610 shares held by the Malone Family Foundation, as to which shares Mr. Malone disclaims beneficial ownership), which represent approximately 4.8% of the outstanding shares of Series A Common Stock, and (ii) 2,363,834 shares of Series B Common Stock (including (A) 57,641 shares held by the LM

Revocable Trust, as to which shares Mr. Malone disclaims beneficial ownership, (B) 122,649 shares held by a trust (the “CRT”) with respect to which Mr. Malone is the sole trustee and, with his wife, retains a unitrust interest in the CRT, and (C) 27,171 shares held by two trusts (the “Trusts”) which are managed by an independent trustee and the beneficiaries of which are Mr. Malone’s adult children, as to which shares Mr. Malone has no pecuniary interest and disclaims beneficial ownership), which represent approximately 96.4% of the outstanding shares of Series B Common Stock. The foregoing percentage interests are based on 26,495,123 shares of Series A Common Stock and 2,451,119 shares of Series B Common Stock, in each case, outstanding as of July 15, 2020, as reported by the Issuer in its Quarterly Report on Form 10-Q for the quarterly period ended on June 30, 2020 filed with the SEC on July 31, 2020. Because each share of Series A Common Stock is entitled to cast one vote and each share of Series B Common Stock is entitled to cast ten votes on all matters upon which stockholders are generally entitled to vote, Mr. Malone may be deemed to beneficially own voting equity securities of the Issuer representing approximately 48.8% of the voting power with respect to the general election of directors of the Issuer. Mr. Malone, and, to his knowledge, the LM Revocable Trust each have the sole power to vote and to dispose of, or to direct the voting or disposition of, their respective shares of Common Stock. To Mr. Malone’s knowledge, the Trusts have the sole power to vote and to dispose of, or to direct the voting or disposition of, the shares of Series B Common Stock held by the Trusts, except that Mr. Malone is permitted under the terms of the Trusts to substitute assets in the Trusts and thereby may acquire any shares held in the Trusts at any time.

(c)           Except as provided in this Amendment, neither Mr. Malone nor, to his knowledge, the LM Revocable Trust or the Trusts, has effected any transactions with respect to the Common Stock since Amendment No. 2 to the Schedule 13D was filed with the SEC on June 29, 2020.

(d)           Not applicable.

(e)           Not applicable.

Item 6. Contracts, Arrangements, Understandings or Relationships with Respect to Securities of the Issuer.

The information contained in Item 6 of the Schedule 13D is hereby amended to add the following information at the end of such Item:

The Merger Agreement

On August 6, 2020, Liberty Broadband entered into an Agreement and Plan of Merger (the “Merger Agreement”), by and among GCI Liberty, Liberty Broadband, Grizzly Merger Sub 1, LLC, a Delaware limited liability company and a wholly owned subsidiary of Liberty Broadband (“Merger LLC”), and Grizzly Merger Sub 2, Inc., a Delaware corporation and a wholly owned subsidiary of Merger LLC (“Merger Sub”).  The Merger Agreement provides for, among other things and subject to the satisfaction or waiver of certain specified conditions set forth therein, (i) the merger of Merger Sub with and into GCI Liberty (the “Merger”), with GCI Liberty surviving the Merger as a wholly owned subsidiary of Merger LLC, and (ii) immediately following the Merger, the merger of GCI Liberty (as the surviving corporation in the Merger) with and into Merger LLC (the “Upstream Merger”, and together with the Merger, the “Combination”), with Merger LLC surviving the Upstream Merger as a wholly owned subsidiary of Liberty Broadband.

Pursuant to the Merger Agreement, (i) each share of Series A common stock, par value $0.01 per share, of GCI Liberty (the “GLIB Series A Common Stock”) issued and outstanding immediately prior to the effective time of the Merger (the “Effective Time”) (except for shares held by GCI Liberty as treasury stock) will be converted into the right to receive 0.580 of a share of Series C common stock, par value $0.01 per share, of Liberty Broadband (the “Series C Common Stock”), plus cash (without interest) in lieu of any fractional shares of Series C Common Stock (the “Series A Consideration”), (ii) each share of Series B common stock, par value $0.01 per share, of GCI Liberty (the “GLIB Series B Common Stock” and, together with the GLIB Series A Common Stock, the “GLIB Common Stock”) issued and outstanding at the Effective Time (except for shares held by GCI Liberty as treasury stock, and for shares of GLIB Series B Common Stock to which the holder thereof properly demands, and does not withdraw its demand for or otherwise lose its right to, appraisal of such shares) will be converted into the right to receive 0.580 of a share of Series B Common Stock, plus cash (without interest) in lieu of any fractional shares of Series B Common Stock (the “Series B Consideration” and, together with the Series A Consideration, the “Common

Consideration”) and (iii) each share of Series A Cumulative Redeemable Preferred Stock, par value $0.01 per share, of GCI Liberty (the “GLIB Preferred Stock”) issued and outstanding immediately prior to the Effective Time (except for shares held by GCI Liberty as treasury stock) will be converted into the right to receive a share of Series A Cumulative Redeemable Preferred Stock, par value $0.01 per share, to be issued by Liberty Broadband (the “Preferred Stock”) (the “Preferred Consideration” and, together with the Common Consideration, the “Merger Consideration”). The Preferred Stock will have substantially identical terms to the GLIB Preferred Stock, including a mandatory redemption date of March 8, 2039. At the closing of the Combination, (i) former holders of the GLIB Common Stock are expected to own in the aggregate shares of Series C Common Stock and Series B Common Stock representing approximately 30.6% of the total number of outstanding shares of Series A Common Stock, Series B Common Stock and Series C Common Stock, (ii) former holders of the GLIB Preferred Stock will own in the aggregate all outstanding shares of Preferred Stock and (iii) former holders of GLIB Common Stock and GLIB Preferred Stock are expected to own, in the aggregate, approximately 16.7% of the voting power of Liberty Broadband.  The foregoing percentages are based on approximately 26.5 million shares of Series A Common Stock, approximately 2.5 million shares of Series B Common Stock and approximately 153.0 million shares of Series C Common Stock outstanding as of July 15, 2020 and approximately 101.3 million shares of GLIB Series A Common Stock and approximately 4.5 million shares of GLIB Series B Common Stock outstanding as of April 30, 2020 and approximately 7.2 million shares of GLIB Preferred Stock outstanding as of March 31, 2020.

The closing of the Combination is subject to certain mutual conditions, including (1) the adoption of the Merger Agreement by the holders of at least a majority of the aggregate voting power of the outstanding shares of GCI Liberty entitled to vote thereon, voting together as a single class; (2) the adoption of the Merger Agreement by the holders of at least a majority of the aggregate voting power of the outstanding shares of GCI Liberty entitled to vote thereon not owned by Mr. Malone and certain other persons, voting together as a single class (i.e., a majority of the minority vote) (which condition may not be waived); (3) the approval of the stock issuances contemplated by the Merger Agreement and the Exchange Agreement by the affirmative vote of holders of a majority of the aggregate voting power of the outstanding shares of  Liberty Broadband capital stock represented in person or by proxy at the meeting and entitled to vote on the subject matter, voting together as a single class; (4) the adoption of the Merger Agreement by the holders of at least a majority of the aggregate voting power of the outstanding shares of Liberty Broadband entitled to vote thereon not owned by Mr. Malone and certain other persons, voting together as a single class (i.e., a majority of the minority vote) (which condition may not be waived); (5) any required approvals under the Hart-Scott-Rodino Antitrust Improvements Act of 1976, as amended, in respect of the Combination and other transactions contemplated by the Merger Agreement; (6) any required approvals of the United States Federal Communications Commission and the Regulatory Commission of Alaska in respect of the Combination and other transactions contemplated by the Merger Agreement; (7) the absence of any order or law that has the effect of enjoining or otherwise prohibiting the closing of the Combination or any of the other transactions contemplated by the Merger Agreement and related transaction documents; (8) the approval for listing of the shares of Series C Common Stock and Preferred Stock to be issued as Merger Consideration on the NASDAQ Global Select Market and the effectiveness under the Securities Act of 1933, as amended, of a registration statement on Form S-4 with respect to the Merger Consideration shares to be issued; and (9) the delivery of an opinion by Skadden, Arps, Slate, Meagher & Flom LLP to GCI Liberty to the effect that the Combination will not impact the tax treatment of the 2018 split-off of GCI Liberty by Qurate Retail, Inc., a Delaware corporation (formerly known as Liberty Interactive Corporation).  The respective obligation of each party to consummate the Combination is also conditioned upon (x) the delivery of an opinion from such party’s tax counsel to the effect that the Combination will qualify as a “reorganization” for U.S. federal income tax purposes, (y) the other party’s representations and warranties being true and correct (subject to certain materiality and material adverse effect qualifications), and the other party having performed in all material respects its obligations under the Merger Agreement and (z) the absence of a material adverse effect on such party.

The foregoing description of the Merger Agreement does not purport to be complete and is subject to, and is qualified in its entirety by, the Merger Agreement which is filed as Exhibit 2.1 to the Issuer’s Current Report on Form 8-K filed with the SEC on August 7, 2020.

The Voting Agreement

In connection with the transactions contemplated by the Merger Agreement, on August 6, 2020, Mr. Malone and certain related holders (the “Malone Group”) entered into a voting agreement (the “Liberty Broadband Voting

Agreement”) with Liberty Broadband and GCI Liberty, pursuant to which, subject to certain conditions, including that the special committee of Liberty Broadband (the “Liberty Broadband Special Committee”), consisting solely of independent and disinterested directors of Liberty Broadband, and the board of directors of Liberty Broadband (the “Liberty Broadband Board”) have not changed their recommendations, the Malone Group has committed to vote shares of Common Stock representing approximately 48.3% of the total voting power of the issued and outstanding shares of Common Stock as of July 15, 2020 in favor of the stock issuances contemplated by the Merger Agreement and the Exchange Agreement at any meeting of the stockholders of Liberty Broadband called to vote upon the Merger. In addition, subject to certain conditions, including that the Liberty Broadband Special Committee and the Liberty Broadband Board have not changed their recommendations, the Malone Group has agreed to vote the shares of Common Stock subject to the Liberty Broadband Voting Agreement against any Alternative Parent Transaction (as defined in the Merger Agreement) and certain other matters. The Liberty Broadband Voting Agreement will terminate upon, among other events, the termination of the Merger Agreement in accordance with its terms. Under the Liberty Broadband Voting Agreement, Liberty Broadband agrees to indemnify the Malone Group for certain losses incurred in connection with or arising out of the Liberty Broadband Voting Agreement or the Exchange Agreement, including, subject to certain conditions, reasonable fees and expenses of the Malone Group incurred in the defense of any such claim brought by a third party.  In addition, Liberty Broadband agrees to pay up to $62,500 of reasonable out-of-pocket costs and expenses incurred by the Malone Group in connection with the preparation, negotiation, execution and delivery of the Liberty Broadband Voting Agreement.

The Liberty Broadband Voting Agreement is included as Exhibit 7(a) to this Amendment. The foregoing description of the Liberty Broadband Voting Agreement does not purport to be complete and is subject to, and is qualified in its entirety by, the Liberty Broadband Voting Agreement which is incorporated herein by reference.

The Exchange Agreement

Simultaneously with the entry into the Merger Agreement, on August 6, 2020, Liberty Broadband, a revocable trust of which Mr. Malone is the sole trustee and beneficiary (the “Trust”) and Mr. Malone entered into an Exchange Agreement (the “Exchange Agreement”), pursuant to which, in connection with the Combination, the Trust has agreed to (i) waive its right to receive the Series B Consideration with respect to certain shares of GLIB Series B Common Stock held by the Trust immediately prior to the Effective Time (the “Waived B Shares”), and (ii) receive an equal number of shares of Series C Common Stock so that the aggregate voting power of all of Liberty Broadband’s securities over which Mr. Malone has beneficial ownership immediately following the Effective Time is approximately (but not more than) 49% (referred to as the “Target Voting Power”).  Mr. Malone’s Target Voting Power will be reduced following the Effective Time to reflect certain transfers by Mr. Malone of shares of Series B Common Stock. Following the Effective Time, Mr. Malone will be required to transfer certain shares of Series B Common Stock owned by him to Liberty Broadband in exchange for an equal number of shares of Series C Common Stock if his voting power would exceed the Target Voting Power plus 0.5% following any repurchase, redemption or other event, but only as necessary to retain the Target Voting Power.  The shares of Series B Common Stock transferred to Liberty Broadband would increase the number of Waived B Shares for purposes of the Exchange Agreement.

Following the Effective Time, Mr. Malone may exchange shares of Series C Common Stock on a one-for-one basis for the Waived B Shares if Mr. Malone’s voting power would fall below the Target Voting Power minus 0.5% following any issuance of voting securities or other dilutive event, but only as necessary to retain the Target Voting Power.  In addition, upon certain events resulting in holders of Series B Common Stock receiving securities of Liberty Broadband, securities of another person, property or cash, then either (x) Liberty Broadband will provide for Mr. Malone or the Trust to receive the same per share amount and form of consideration to be received by holders of Series B Common Stock on such event for his shares of Series C Common Stock (up to the number of Waived B Shares) or (y) in connection with certain such events, Mr. Malone will receive all remaining Waived B Shares in exchange for an equal number of shares of Series C Common Stock.

Mr. Malone may transfer his rights to the Waived B Shares only in limited circumstances to certain permitted transferees.

The Exchange Agreement will terminate upon (i) the parties’ mutual consent or (ii) upon any event reducing the Waived B Shares to zero, including a transfer by Mr. Malone (or his estate) of his rights to the Waived B Shares requiring the execution by the transferee thereof of a substantially similar exchange agreement with Liberty Broadband.

Under the Exchange Agreement, Liberty Broadband agrees to pay (or reimburse) Mr. Malone for all reasonable out-of-pocket costs and expenses incurred by Mr. Malone in connection with the preparation, negotiation, execution and consummation of the transactions contemplated by the Exchange Agreement.

The Exchange Agreement is included as Exhibit 7(b) to this Amendment. The foregoing description of the Exchange Agreement does not purport to be complete and is subject to, and is qualified in its entirety by, the Exchange Agreement which is incorporated herein by reference.

Item 7. Material to be Filed as Exhibits

7(a)                          Voting Agreement, dated as of August 6, 2020, by and among Liberty Broadband, GCI Liberty and the Stockholders named therein (incorporated by reference to Exhibit 10.2 to Liberty Broadband’s Current Report on Form 8-K, filed on August 7, 2020 (File No. 001-36713)).

7(b)                          Exchange Agreement, made and entered into on August 6, 2020, by and among John C. Malone, the John C. Malone 1995 Revocable Trust U/A DTD 3/6/1995 and Liberty Broadband (incorporated by reference to Exhibit 10.1 to Liberty Broadband’s Current Report on Form 8-K, filed on August 7, 2020 (File No. 001-36713)).

SIGNATURE

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Dated: August 7, 2020
/s/ John C. Malone
John C. Malone

EXHIBIT INDEX

7(a)

Voting Agreement, dated as of August 6, 2020, by and among Liberty Broadband, GCI Liberty and the Stockholders named therein (incorporated by reference to Exhibit 10.2 to Liberty Broadband’s Current Report on Form 8-K, filed on August 7, 2020 (File No. 001-36713)).

7(b)

Exchange Agreement, made and entered into on August 6, 2020, by and among John C. Malone, the John C. Malone 1995 Revocable Trust U/A DTD 3/6/1995 and Liberty Broadband (incorporated by reference to Exhibit 10.1 to Liberty Broadband’s Current Report on Form 8-K, filed on August 7, 2020 (File No. 001-36713)).